UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cambium Learning Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

13201A107
(CUSIP Number)

with a copy to:
David F. Bainbridge, President
VSS-Cambium Holdings III, LLC	Steven E. Siesser, Esq.
c/o Veronis Suhler Stevenson	Lowenstein Sandler LLP
55 East 52nd Street, 33rd Floor	1251 Avenue of the Americas
New York, New York 10055	New York, New York 10020
(212) 935-4990	(212) 204-8688
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	13201A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

VSS-Cambium Holdings III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	32,339,477*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	32,339,477*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,339,477*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.6%*

14.	Type of Reporting Person (See Instructions): CO

* Based upon information set forth in the Cambium Learning Group, Inc., a Delaware corporation (the “Company”), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-34575), as filed with the Securities and Exchange Commission on November 7, 2013, there were 45,042,401 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company issued and outstanding as of November 6, 2013.  As of the filing date of this Amendment No. 3 to Schedule 13D (the “Filing Date”), VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), may be deemed to beneficially own an aggregate of 32,339,477 shares of Common Stock.  These 32,339,477 shares of Common Stock include 755,077 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own an aggregate of 32,339,477 shares of Common Stock, or 70.6% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 45,797,478 shares of Common Stock issued and outstanding as of November 6, 2013 (which number consists of 45,042,401 shares of Common Stock issued and outstanding as of November 6, 2013, as reported by the Company in its Quarterly Report on Fonn 10-Q for the quarterly period ended September 30, 2013, plus 755,077 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person).

       This Schedule 13D Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), with the Securities and Exchange Commission on December 18, 2009, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Person with the SEC on September 9, 2011 and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the Reporting Person with the SEC on October 28, 2011 (such Schedule 13D, as amended by Amendment No. 1 and Amendment No.2, the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  The Reporting Person is filing this Amendment No. 3 to report an increase in its beneficial ownership of the Common Stock, resulting solely from a decrease in the number of outstanding shares of Common Stock, based upon information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-34575), as filed with the Securities and Exchange Commission on November 7, 2013.  This Amendment No. 3 also updates the executive officers and controlling persons for the Reporting Person and reflects additional vesting of shares of Common Stock underlying a warrant held by the Reporting Person due to passage of time since the filing of Amendment No. 2.

Item 2.   Identity and Background.

       The name of the person filing this statement is VSS-Cambium Holdings III, LLC, a Delaware limited liability company.  The address of the principal office of the Reporting Person is c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.  The Reporting Person is a holding company principally engaged in the business of holding and investing in the Company’s equity securities.

       Set forth in Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and controlling person of the Reporting Person as of the date hereof.

       During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof.

       Based upon information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-34575), as filed with the Securities and Exchange Commission on November 7, 2013, there were 45,042,401 shares of the Common Stock issued and outstanding as of November 6, 2013.  As of the filing date of this Amendment No. 3 to Schedule 13D (the “Filing Date”), the Reporting Person may be deemed to beneficially own an aggregate of 32,339,477 shares of Common Stock.  These 32,339,477 shares of Common Stock include 755,077 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”) held by the Reporting Person.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own an aggregate of 32,339,477 shares of Common Stock, or 70.6% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 45,797,478 shares of Common Stock issued and outstanding as of November 6, 2013 (which number consists of 45,042,401 shares of Common Stock issued and outstanding as of November 6, 2013, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, plus 755,077 shares of Common Stock issuable upon exercise of the Warrant).  The Warrant may become exercisable for additional shares of Common Stock, in accordance with its terms.  See Item 6 of this Schedule 13D for additional information regarding the Warrant.

       The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by it described herein.  No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule A annexed hereto.

       During the past sixty (60) days on or prior to November 6, 2013 and from November 6, 2013 to the Filing Date, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named on Schedule A annexed hereto, has effected any transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2013

VSS-CAMBIUM HOLDINGS III, LLC

	By:	/s/ David F. Bainbridge
Name: David F. Bainbridge
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

       Executive Officers.  The executive officers of VSS-Cambium Holdings III, LLC (the “Reporting Person”), are Jeffrey T. Stevenson, Chairman, and David F. Bainbridge, President.  Each of Mr. Stevenson and Mr. Bainbridge is a citizen of the United States with a business address at c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.  In addition, Mr. Stevenson and Mr. Bainbridge are each Partners of Veronis Suhler Stevenson LLC, a private equity and mezzanine capital fund management company dedicated to investing in the information, education and media industries in North America and Europe.  The principal business and address of the Reporting Person are set forth in Item 2 of this Schedule 13D.

       Controlling Persons.  The persons who control the board of managers of the Reporting Person are Jeffrey T. Stevenson and David F. Bainbridge.  Each controlling person is a citizen of the United States and the business address and principal occupation of Messrs. Stevenson and Bainbridge are set forth above in this Schedule A.